As filed with the Securities and Exchange Commission on April 5, 2006
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

THE WILBER CORPORATION
(Name of Subject Company (issuer))

THE WILBER CORPORATION-ISSUER
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

967797 101
(CUSIP Number of Class of Securities)

Douglas C. Gulotty
The Wilber Corporation
245 Main Street
Oneonta, New York 13820
(607) 432-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Clifford S. Weber, Esq.
Hinman, Howard & Kattell, LLP
106 Corporate Park Drive, Suite 317
White Plains, New York 10604
(914) 694-4102

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

☐

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed on April 4, 2006, as amended on April 10, 2006, April 28, 2006 and May 4, 2006 (the “Schedule TO”) by The Wilber Corporation, a New York corporation (the"Company"), relating to an offer by the Company to purchase up to 650,000 shares of its common stock upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2006, and the related offer materials filed as Exhibits (a)(1)(i),(ii); (a)(2)(i-xi); (a)(5)(i-iii) and (d)(1) to the Schedule TO.

Item 12 of the Schedule TO is hereby amended as follows:

Item 12. Exhibit.

(a)(2)(xii) Text of press release issued by the Company on May 18, 2006, announcing the expiration of the tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule TO is true, complete and correct.

May 18, 2006	THE WILBER CORPORATION

/s/ Douglas C. Gulotty
Douglas C. Gulotty
President and Chief Executive Officer

Exhibit (a)(2)(xii)

THE WILBER CORPORATION ANNOUNCES PRELIMINARY RESULTS OF MODIFIED DUTCH AUCTION TENDER OFFER

FOR IMMEDIATE RELEASE

DATE:	May 18, 2006

FROM:	Douglas C. Gulotty, President and CEO

PHONE:	607-433-4172

Oneonta, New York:   The Wilber Corporation (Amex: GIW) (the “Company”), the holding company for Wilber National Bank, Oneonta, New York, announced today the preliminary results of its modified Dutch auction self-tender offer, which expired 5:00 p.m., New York City time, on May 18, 2006. The Company commenced the tender offer on April 4, 2006, to purchase up to 650,000 shares of its common stock at a price between $9.90 and $11.40 per share, net to the seller in cash, without interest.

Mr. Douglas C. Gulotty the Company’s President and CEO said, “Today we were advised by our depositary that 524,155 shares have been tendered pursuant to our self-tender offer. We are pleased with these results. On Thursday, May 25, 2006, our Board of Directors will convene to determine the price per share and amount of shares the Company will purchase. We intend to announce the results on Friday, May 26, 2006. I am confident that the Board of Director’s final determination with regard to the tender offer will provide us with the optimal capital structure to execute our Company’s strategic plan.”

All shares purchased in the tender offer will be purchased at the same price. The actual number of shares to be purchased, the proration factor and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares and purchase price per share will be announced promptly following completion of the verification process. This is anticipated to be Friday, May 26, 2006. Payment for shares accepted and return of all shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered.

The Company is a single bank holding company headquartered in Oneonta, New York, serving the financial needs of the communities of the Western Catskills and Eastern Southern Tier of New York. The Wilber Corporation is the parent company of Wilber National Bank, a national bank chartered in 1874 with 20 branch offices located in Otsego, Delaware, Schoharie, Ulster, Chenango and Broome Counties and loan production offices located in Kingston, NY and Syracuse, NY. The Company's common stock trades under the symbol GIW on the American Stock Exchange.